                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                Amendment No. 1

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(a)

                            PEOPLE'S CHOICE TV CORP.
                                (Name of Issuer)

                     COMMON STOCK, $.01 par value per share
                         (Title of Class of Securities)

                                   710847104
                                 (CUSIP Number)

                          BAY HARBOUR MANAGEMENT, L.C.
                          TOWER INVESTMENT GROUP, INC.
                               STEVEN A. VAN DYKE
                 777 South Harbour Island Boulevard, Suite 270
                              Tampa, Florida 33602
                                (813) 272-1992

                             DOUGLAS P. TEITELBAUM
                                885 Third Avenue
                                   34th Floor
                            New York, New York 10022
                                 (212) 371-2211

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 21, 1999
            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 8 Pages)

-----------------------                                  ---------------------
  CUSIP NO. 710847104                  13D                 Page 2 of 8 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------

 1    NAME OF REPORTING PERSON                            Steven A. Van Dyke

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           N/A

------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]

                                                                  (b) [X]

------------------------------------------------------------------------------

 3    SEC USE ONLY

------------------------------------------------------------------------------

 4    SOURCE OF FUNDS                                     OO, PF

------------------------------------------------------------------------------

 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]

------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION                United States

------------------------------------------------------------------------------

     NUMBER OF       7    SOLE VOTING POWER                    -0-
      SHARES
                   -----------------------------------------------------------

   BENEFICIALLY      8    SHARED VOTING POWER                4,995
     OWNED BY
                   -----------------------------------------------------------

  EACH REPORTING     9    SOLE DISPOSITIVE POWER               -0-

                   -----------------------------------------------------------

   PERSON WITH       10   SHARED DISPOSITIVE POWER           4,995

------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,995

------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [_]
------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.04%

------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON                                 IN, HC

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 710847104                  13D                 Page 3 of 8 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------

 1    NAME OF REPORTING PERSON                            Douglas P. Teitelbaum

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           N/A

------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]

                                                                  (b) [X]

------------------------------------------------------------------------------

 3    SEC USE ONLY

------------------------------------------------------------------------------

 4    SOURCE OF FUNDS                                     OO

------------------------------------------------------------------------------

 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]

------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION                United States

------------------------------------------------------------------------------

     NUMBER OF       7    SOLE VOTING POWER                    -0-
      SHARES
                   -----------------------------------------------------------

   BENEFICIALLY      8    SHARED VOTING POWER                4,995
     OWNED BY
                   -----------------------------------------------------------

  EACH REPORTING     9    SOLE DISPOSITIVE POWER               -0-

                   -----------------------------------------------------------

   PERSON WITH       10   SHARED DISPOSITIVE POWER           4,995

------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,995

------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [_]
------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.04%

------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON                                 IN, HC

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 710847104                  13D                 Page 4 of 8 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------

 1    NAME OF REPORTING PERSON                     Tower Investment Group, Inc.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    59-2924229

------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]

                                                                  (b) [X]

------------------------------------------------------------------------------

 3    SEC USE ONLY

------------------------------------------------------------------------------

 4    SOURCE OF FUNDS                                     OO

------------------------------------------------------------------------------

 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]

------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION                Florida

------------------------------------------------------------------------------

     NUMBER OF       7    SOLE VOTING POWER                  4,995
      SHARES
                   -----------------------------------------------------------

   BENEFICIALLY      8    SHARED VOTING POWER                  -0-
     OWNED BY
                   -----------------------------------------------------------

  EACH REPORTING     9    SOLE DISPOSITIVE POWER             4,995

                   -----------------------------------------------------------

   PERSON WITH       10   SHARED DISPOSITIVE POWER             -0-

------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,995

------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [_]
------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.04%

------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON                                   HC

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 710847104                  13D                 Page 5 of 8 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------

 1    NAME OF REPORTING PERSON                    Bay Harbour Management, L.C.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   59-3418243

------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]

                                                                  (b) [X]

------------------------------------------------------------------------------

 3    SEC USE ONLY

------------------------------------------------------------------------------

 4    SOURCE OF FUNDS                                     OO

------------------------------------------------------------------------------

 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]

------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION                Florida

------------------------------------------------------------------------------

     NUMBER OF       7    SOLE VOTING POWER                  4,995
      SHARES
                   -----------------------------------------------------------

   BENEFICIALLY      8    SHARED VOTING POWER                  -0-
     OWNED BY
                   -----------------------------------------------------------

  EACH REPORTING     9    SOLE DISPOSITIVE POWER             4,995

                   -----------------------------------------------------------

   PERSON WITH       10   SHARED DISPOSITIVE POWER             -0-

------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,995

------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [_]
------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.04%

------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON                                 IA

------------------------------------------------------------------------------

                                                               Page 6 of 8 Pages

          This amendment No. 1 amends and supplements the Statement on Schedule 13D, originally filed with the U.S. Securities and Exchange Commission (the "SEC") on April 21, 1999 (the "Schedule 13D"), by Bay Harbour Management, L.C. ("Bay Harbour"), Tower Investment Group, Inc. ("Tower"), as the majority stockholder of Bay Harbour, Steven A. Van Dyke ("Van Dyke"), in his capacity as a stockholder and President of Tower, and Douglas P. Teitelbaum ("Teitelbaum"), in his capacity as a stockholder of Tower.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended in its entirety to read as follows:

          On April 12, 1999, the Reporting Persons entered into a Stockholder and Option Agreement (the "Option Agreement") with Sprint Corporation ("Sprint") pursuant to which the Reporting Persons granted Sprint an option (the "Option") to purchase their shares of PCTV Common Stock ("Option Shares") at a price equal to $8.00 per share of PCTV Common Stock, as adjusted if necessary ("Option Price"). Pursuant to the terms of the Option Agreement, the Option Price was adjusted to $10.00 per share of Common Stock as a result of Sprint entering into agreements with certain other shareholders of PCTV to acquire their PCTV Common Stock at a price of $10.00 per share.

          On May 21, 1999, Sprint purchased all of the Open Market Shares at a price of $10.00 per Share, for a total purchase price of $8,816,000, by exercising its Option under the Option Agreement.

          The above description of the Option Agreement and related matters set forth in this Item and in Item 6 are summaries, and are qualified in their entirety by reference to the complete text of such Option Agreement which was filed on April 21, 1999 as an exhibit to the Schedule 13D.

          Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to PCTV, the foregoing is subject to change at any time. Except as set forth above or in Item 6, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          (a) As of the date hereof, (i) Van Dyke beneficially owns 4,995 shares of PCTV Common Stock, which represent approximately 0.04% of PCTV Common Stock outstanding, (ii) Teitelbaum beneficially owns 4,995 shares of PCTV Common Stock, which represent approximately 0.04% of PCTV Common Stock outstanding,
(iii) Tower beneficially owns 4,995 shares of PCTV Common Stock, which represent approximately 0.04% of PCTV Common Stock outstanding and (iv) Bay Harbour beneficially owns 4,995 shares of PCTV Common Stock, which represent approximately 0.04% of PCTV Common Stock outstanding based upon 12,956,291 shares of PCTV Common Stock outstanding as of May 12, 1999 as set forth in a 10-K filed on May 12, 1999 with the SEC. For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, (A) Van Dyke and Teitelbaum are deemed to beneficially own all shares of PCTV Common Stock that are beneficially owned by Tower and Bay Harbour and (B) Tower is deemed to beneficially own all shares of PCTV Common Stock that are beneficially owned by Bay Harbour.

          (b) Each Reporting Person has (i) the sole power to vote or direct the vote of the 4,995 shares of PCTV Common Stock held by Bay Harbour; and (ii) the sole power to dispose of or to direct the disposition of such 4,995 shares of PCTV Common Stock; except that Van Dyke and Teitelbaum share with each other their voting and disposition power.

                                                               Page 7 of 8 Pages

          (c) Information Concerning transactions in the Shares of PCTV Common Stock by the Reporting Persons is set forth in Exhibit IV attached hereto, which is incorporated herein by reference.

          (d) The 4,995 shares of PCTV Common Stock held by Bay Harbour reported in this Statement are beneficially owned by Van Dyke, Teitelbaum, Tower and Bay Harbour for the benefit of certain investment partnerships and managed accounts over which Van Dyke, Teitelbaum, Tower and Bay Harbour control the power to (i) direct the voting of such shares of PCTV Common Stock and (ii) dispose of such shares of PCTV Common Stock. The limited partners of the investment partnerships and the investors in the managed accounts for which Bay Harbour acts as an investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their funds or accounts, as the case may be. No such fund, single limited partner of any of such funds nor any investor in a managed account has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of PCTV Common Stock reported in this Schedule 13D representing more than five percent of the outstanding PCTV Common Stock.

         (e) As of May 21, 1999, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Shares of PCTV Common Stock.

Item 7.  Material to be filed as Exhibits.

Item 7 is hereby supplemented as follows:

       EXHIBIT IV  Information concerning transactions in the Shares effected by
       ----------
                   the Reporting Persons since the filing of this Schedule 13D on April 21, 1999.

                                                               Page 8 of 8 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of: June 30, 1999             TOWER INVESTMENT GROUP, INC.


                                       By: /s/ Steven A. Van Dyke
                                          -----------------------------
                                          Name:  Steven A. Van Dyke
                                          Title:   President



                                       BAY HARBOUR MANAGEMENT, L.C.


                                       By: /s/ Steven A. Van Dyke
                                          -----------------------------
                                          Name:  Steven A. Van Dyke
                                          Title:  President


                                           /s/ Steven A. Van Dyke
                                       --------------------------------
                                            STEVEN A. VAN DYKE


                                          /s/ Douglas P. Teitelbaum
                                       --------------------------------
                                           DOUGLAS P. TEITELBAUM

                                 Exhibit Index
                                 -------------

   EXHIBIT IV     Information concerning transactions in the Shares effected by
   ----------     the Reporting Persons since the filing of this Schedule 13D on
                  April 21, 1999.